UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VICTORY CAPITAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92645B 103

(CUSIP Number)

Marc Noël

91-93 Boulevard Pasteur

75015 Paris, France

+33 1 76 37 53 37

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Glenn P. McGrory, Esq.

James J. Hu, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

July 8, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92645B 103	Page 2 of 14 Pages

(1)	Name of Reporting Persons: Amundi S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,172,982 Common Stock(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,172,982 Common Stock(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,172,982 Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(1)
(13)	Percent of Class Represented by Amount in Row (11): 4.9% of the Common Stock (1)
(14)	Type of Reporting Person (See Instructions): HC

(1)

Based on a total of 64,739,309 shares of Common Stock which the Reporting Persons (as defined below) understand are outstanding as of May 31, 2024; reflects 756 shares of Common Stock (as defined below) held by a wholly owned subsidiary of Amundi Asset Management S.A.S., KBI Global Investors Ltd.; Amundi Asset Management S.A.S. is a wholly owned subsidiary of Amundi S.A.; reflects the shares of Common Stock and excludes the shares of Common Stock convertible upon transfer of the Preferred Stock (as defined below) that will be acquired by the Reporting Persons at the closing of the transaction described in Item 4, subject to certain closing conditions set forth in the Contribution Agreement (as defined below). The Reporting Persons will not be permitted to transfer shares of Common Stock and Preferred Stock beneficially owned by them for three years following the closing of the transaction, subject to certain exceptions, pursuant to the terms of the Shareholder Agreement described in Item 6 herein. In addition, Amundi Asset Management S.A.S. has entered into the Voting Agreements described in Item 6, which may be deemed to give the Reporting Persons beneficial ownership of an aggregate of 16,889,308 shares of Common Stock, representing approximately 26% of the Common Stock of the Issuer outstanding as of May 31, 2024, pursuant to the rules and regulations of the Securities and Exchange Commission. This filing should not be deemed an admission that the Reporting Persons are part of a “group” (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) by virtue of the Voting Agreements or have beneficial ownership of the Common Stock held by any party thereto.

CUSIP No. 92645B 103	Page 3 of 14 Pages

(1)	Name of Reporting Persons: Amundi Asset Management S.A.S.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,172,982 Common Stock(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,172,982 Common Stock(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,172,982 Common Stock(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒(1)
(13)	Percent of Class Represented by Amount in Row (11): 4.9% of the Common Stock (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)

Based on a total of 64,739,309 shares of Common Stock which the Reporting Persons understand are outstanding as of May 31, 2024; reflects 756 shares of Common Stock (as defined below) held by a wholly owned subsidiary of Amundi Asset Management S.A.S., KBI Global Investors Ltd.; reflects the shares of Common Stock and excludes the shares of Common Stock convertible upon transfer of the Preferred Stock that will be acquired by the Reporting Persons at the closing of the transaction described in Item 4, subject to certain closing conditions set forth in the Contribution Agreement (as defined below). The Reporting Persons will not be permitted to transfer shares of Common Stock and Preferred Stock beneficially owned by them for three years following the closing of the transaction, subject to certain exceptions, pursuant to the terms of the Shareholder Agreement described in Item 6 herein. In addition, Amundi Asset Management S.A.S. has entered into the Voting Agreements described in Item 6, which may be deemed to give the Reporting Persons beneficial ownership of an aggregate of 16,889,308 shares of Common Stock, representing approximately 26% of the Common Stock of the Issuer outstanding as of May 31, 2024, pursuant to the rules and regulations of the Securities and Exchange Commission. This filing should not be deemed an admission that the Reporting Persons are part of a “group” (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) by virtue of the Voting Agreements or have beneficial ownership of the Common Stock held by any party thereto.

CUSIP No. 92645B 103	Page 4 of 14 Pages

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.01 (the “Common Stock”), of Victory Capital Holdings, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 15935 La Cantera Parkway, San Antonio, Texas, 78256.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Amundi S.A., a French sociéte anonyme (“Amundi”) with respect to securities held of record by Amundi Asset Management S.A.S., a French sociéte par actions simplifiée and wholly-owned subsidiary of Amundi (“Amundi AM” and, together with Amundi, the “Reporting Persons”).

(b) The principal business address of Amundi and Amundi AM is 91-93 Boulevard Pasteur 75015 Paris, France. Amundi is a global asset manager with approximately 100 million retail, institutional and corporate clients. The common stock of Amundi is listed on Euronext Paris. Amundi is a majority-owned affiliate of Crédit Agricole S.A., a French bank, listed on Euronext Paris. Amundi AM is a wholly-owned subsidiary of Amundi. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Amundi is set forth on Schedule A hereto.

(d), (e) During the last five years, neither the Reporting Persons, nor to the Reporting Person’s knowledge, any of the individuals set forth on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 8, 2024, the Issuer, Amundi AM, and, solely for certain provisions thereof, Amundi entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which, subject to the terms and conditions in the Contribution Agreement, Amundi AM will contribute to the Issuer, and the Issuer will accept from Amundi AM, all of the issued and outstanding equity interests of Amundi Holdings US, Inc., a Delaware corporation and wholly-owned subsidiary of Amundi AM (“Amundi US”), in exchange for the securities in the Issuer described herein, including shares of Common Stock and a number of newly issued shares of non-voting convertible preferred stock of Issuer (the “Preferred Stock”), which together with the Common Stock will represent immediately after the closing of the transaction approximately 26.1% of Issuer’s outstanding capital stock on a fully diluted basis, subject to certain adjustments as provided in the Contribution Agreement. As of the date hereof, the Reporting Persons have not acquired any shares of Common Stock or Preferred Stock in connection with the transaction or otherwise, except for 756 shares of Common Stock held by KBI Global Investors Ltd., a wholly-owned subsidiary of Amundi AM.

ITEM 4. PURPOSE OF TRANSACTION.

As a result of the transactions contemplated by the Contribution Agreement, subject to customary closing conditions and regulatory approvals, at the closing of the transactions contemplated by the Contribution Agreement, Amundi AM will acquire a number of shares of the Common Stock of the Issuer representing 4.9% of the total number of shares of Common Stock issued and outstanding after giving effect to the issuance, and a number of shares of Preferred Stock, which together with the Common Stock will represent approximately 26.1% of the Issuer’s outstanding capital stock on a fully diluted basis, after giving

CUSIP No. 92645B 103	Page 5 of 14 Pages

effect to the issuance, subject to certain adjustments as provided in the Contribution Agreement. The Preferred Stock is not convertible at the option of the holder and will only be convertible into Common Stock after a transfer: (i) in a widespread public distribution; (ii) to the Issuer; (iii) in transfers in which no transferee (or group of associated transferees) would receive two percent or more of the outstanding securities of any “class of voting shares” (as defined in 12 C.F.R. § 225.2(q)(3)) of the Issuer; or (iv) to a transferee that controls more than 50% of every “class of voting shares” (as defined in 12 C.F.R. § 225.2(q)(3)) of the Issuer without any transfer from the transferring holder of the Preferred Stock, in each case, so long as the transfer of such Preferred Stock is not to an “affiliate” (as such term is defined in the United States Bank Holding Company Act of 1956, as amended (the “BHC Act”)) (a “BHC Affiliate”) of the holder of the Preferred Stock (“Automatic Transfer Conversion”). The Preferred Stock will be convertible into Common Stock upon an Automatic Transfer Conversion on a one-to-one basis (assuming approval of the Authorized Share Increase by the Issuer’s stockholders). Separately, Amundi AM will be permitted to exchange its Common Stock for Preferred Stock at any time and will be required to exchange its Common Stock for Preferred Stock under certain circumstances as contemplated in the Shareholder Agreement (defined below). The Common Stock will be exchangeable into Preferred Stock on a one-to-one basis (assuming approval of the Authorized Share Increase by the Issuer’s stockholders).

In connection with the transaction, Amundi AM entered into the Voting Agreements and agreed to enter into the Shareholder Agreement, as described under Item 6, which descriptions are incorporated by reference herein. Other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the events set forth in items (a) through (j) of Item 4 of the form of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and/or may determine to acquire additional securities of the Issuer or dispose of securities of the Issuer, in each case, subject to the restrictions set forth in the Shareholder Agreement.

In connection with the transaction, the Issuer will seek the approval of its stockholders to authorize (a) the issuance of the Common Stock and the Preferred Stock described herein to Amundi AM (the “Share Issuance”) and (b) an amendment to the Issuer’s certificate of incorporation (i) to increase the number of authorized shares of Preferred Stock of the Issuer (the “Authorized Share Increase”), (ii) to expand the existing corporate opportunities waiver provision to permit Amundi AM and its affiliates to benefit from such provision (the “Corporate Opportunity Amendment”) and (iii) unless such amendment is no longer required pursuant to the terms of the Contribution Agreement, to provide that the Issuer may not decrease the size of the Issuer’s Board of Directors (the “Board”) below eight members subject to conditions set forth in the Shareholder Agreement (the “Board Size Amendment” together with the Authorized Share Increase and the Corporate Opportunity Amendment the “Charter Amendments”). The Issuer will seek the foregoing approvals at a special meeting of its stockholders. The affirmative vote of the Issuer’s stockholders representing a majority of the Common Stock present in person or by proxy and entitled to vote on such matter at the special meeting of stockholders is required to approve the Share Issuance and the approval of the Share Issuance is a condition to the closing of the transaction. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon is required to approve the Board Size Amendment, the Authorized Share Increase and the Corporate Opportunity Amendment. Subject to the terms of the Contribution Agreement, the approval of the Board Size Amendment is a condition to the closing of the transaction.

The foregoing summary of the terms of the Contribution Agreement should be read in conjunction with the full text of the Contribution Agreement, a copy of which is included as Exhibit 2 to this Statement and which is incorporated herein by reference.

The information set forth in Item 3, Item 5 and, as mentioned above, Item 6 is incorporated by reference herein.

CUSIP No. 92645B 103	Page 6 of 14 Pages

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(a), (b) The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c) Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF VICTORY CAPITAL HOLDINGS, INC.

The information set forth in Item 3, Item 4 and Item 5 is incorporated by reference herein.

Voting Agreements

On July 8, 2024, Amundi AM entered into a Voting Agreement (the “Crestview Voting Agreement”) with Crestview Victory, L.P. and Crestview Advisors, L.L.C. (together, “Crestview”), and a Voting Agreement (the “ESC Voting Agreement” and together with the Crestview Voting Agreement, the “Voting Agreements”) with certain officers of the Issuer (the “Executives”) and a three-person committee of employees of the Issuer (the “Employee Shareholders Committee” or the “ESC”) authorized to vote the shares of Common Stock held by employees of the Issuer, subject to the Employee Shareholders’ Agreement, dated as of February 12, 2018, by and among the Issuer, the Employee Shareholders’ Committee and those certain employees of the Issuer party thereto (the “Employee Shareholders’ Agreement”). Pursuant to the Voting Agreements, Crestview and the ESC agree to vote (and the ESC agrees to direct the Executives to vote) and the Executives agree to vote or direct their respective brokers to vote, the shares of Common Stock covered by the respective Voting Agreement as of the record date for the special meeting of the Issuer’s stockholders in favor of (a) the Share Issuance and the Charter Amendments and (b) against any competing proposal, in each case, subject to the terms and conditions set forth in the Voting Agreements. Crestview’s, the ESC’s and the Executives’ respective obligations described in the foregoing clauses (a) and (b) will terminate in each case upon the earlier of the closing of the transaction and the termination of the Contribution Agreement.

Additionally, under the Voting Agreements, Crestview and the ESC have agreed, for so long as Amundi AM retains the right to nominate any person for election to the Board pursuant to the Shareholder Agreement, not to nominate any person for election to the Board in lieu of, or in a contested election with, such nominee of Amundi AM. The Executives are not subject to a similar obligation. Under the terms of the Voting Agreements, none of Crestview, the ESC or the Executives are required to vote their respective shares of Common Stock in favor of the election of the nominees of Amundi AM.

The Crestview Voting Agreement applies in respect of all Common Stock of which Crestview is or will become the record or beneficial owner. As of July 8, 2024, Crestview is the record or beneficial owner of, in the aggregate, 11,610,686 shares of the Common Stock.

CUSIP No. 92645B 103	Page 7 of 14 Pages

The ESC Voting Agreement applies in respect of (i) the shares of Common Stock held by the Issuer’s employees, subject to the Employee Shareholders’ Agreement and held with the Issuer’s transfer agent and (ii) the shares of Common Stock of which the Executives are the record and beneficial owner. As of June 21, 2024, the ESC Voting Agreement applies in respect of 5,278,622 shares of Common Stock.

Other than the obligations in respect of voting described herein, Crestview, the ESC and the Executives may vote on all issues that may come before a meeting of the stockholders of the Issuer in their sole discretion.

By virtue of the Crestview Voting Agreement and the ESC Voting Agreement, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) with Crestview, the ESC or the Executives, respectively. This filing should not be deemed an admission that either of the Reporting Persons is a member of a “group” (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) with Crestview, the ESC or the Executives or has beneficial ownership of the Common Stock held by any such person.

The foregoing summary of the terms of the Voting Agreements should be read in conjunction with the full text of the Crestview Voting Agreement and the ESC Voting Agreement, copies of which are included as Exhibit 3 and Exhibit 4 to this Statement and which are incorporated herein by reference.

Shareholder Agreement

Registration Rights

Pursuant to the Contribution Agreement, the Issuer and Amundi AM agree to enter into a Shareholder Agreement (the “Shareholder Agreement”) on the date of the closing of the transaction. Under the terms of the Shareholder Agreement, the Issuer is required to file as promptly as practicable after the date of the Shareholder Agreement, a registration statement for a shelf registration covering the resale of all of (i) the Common Stock acquired by Amundi AM as consideration in the Transaction, (ii) the Common Stock issuable upon the conversion of the Preferred Stock acquired by Amundi AM as consideration in the Transaction and (iii) any other securities issued or issuable by the Issuer with respect to any shares of Common Stock described in clause (i) or (ii) by way of share split, share dividend, distribution, merger, exchange or other similar event, or upon the exercise of any participation rights pursuant to the terms of the Shareholder Agreement (the “Registrable Securities”).

In addition, Amundi AM is entitled to request that the Issuer effect a total of five underwritten offerings of Amundi AM’s Registerable Securities (subject to limitations on the number of underwritten offerings that may be requested by Amundi AM in a given period and provided that the anticipated gross proceeds of any such underwritten offering exceed $250,000,000). Amundi AM also has certain customary “piggyback” registration rights with respect to the Issuer’s registration of Common Stock for the account of other persons (subject to certain exceptions, underwriter cutbacks and the rights of other holders of the Issuer’s equity securities).

Participation Right

Amundi AM is entitled to participate pro-rata in certain issuances of the Issuer for so long as Amundi AM owns at least 40% (without giving effect to certain sales by Amundi AM) of the shares of the Issuer’s capital stock received as consideration in the transaction. If Amundi AM is not entitled to participate in an issuance of the Issuer as a result of such issuance being exempt under the terms of the Shareholder Agreement, then Amundi AM has the right to acquire Common Stock in open market purchases in an amount equal to what Amundi AM would have been entitled to purchase if it was permitted to participate in the exempt issuance. Amundi AM’s rights to participate in certain issuances of the Issuer or purchase Common Stock on the open market are subject to certain voting ownership limitations.

CUSIP No. 92645B 103	Page 8 of 14 Pages

Exchange of Common Stock

At any time following the closing of the transaction, Amundi AM and its BHC Affiliates may exchange any shares of Common Stock held by it for shares of Preferred Stock on a one-to-one basis, provided that if the stockholders of the Issuer do not approve the Authorized Share Increase, such exchange shall be on a ten-to-one basis. Amundi AM and its BHC Affiliates may be required to exchange shares of Common Stock held by it for shares of Preferred Stock under certain circumstances described in the Shareholder Agreement.

Transfer Restrictions

Under the terms of the Shareholder Agreement, Amundi AM (and any affiliates of Amundi AM to whom Amundi AM has transferred such shares) agrees not to transfer any of its shares of the Issuer’s capital stock received as consideration in the transaction or issued, purchased or exchanged pursuant to the terms of the Contribution Agreement or the Shareholder Agreement, until the three-year anniversary date of the closing of the transaction, subject to certain exceptions.

In addition, Amundi AM agrees not to consummate any privately negotiated transfer of equity securities which would result in any person or group having beneficial ownership of 15% or more of the outstanding capital stock of the Issuer after giving effect to such transfer (other than a transfer to any person or group having beneficial ownership of 50% of the Issuer prior to the transfer) until the seven-year anniversary date of the closing of the transaction, subject to certain exceptions in the case of a transfer of equity securities in a registered underwritten offering or registered or Rule 144 sale to the public through a broker or underwriter where Amundi AM does not direct the broker or underwriter with respect to the ultimate purchasers, or in a tender offer, exchange offer, merger, business combination or other similar transaction (provided that in a third-party tender or exchange offer, such tender or exchange offer must be with respect to at least a majority of the outstanding shares of Common Stock).

Standstill

Subject to the terms of the Shareholder Agreement, Amundi AM agrees, among other things and subject to certain exceptions, not to engage in certain actions without the approval of the Board until the three year anniversary date of the closing of the transaction (the “Standstill Period”), including to:

•	acquire beneficial ownership of equity securities of the Issuer except pursuant to its rights under the Shareholder Agreement;

•	propose or initiate any tender or exchange offer involving any equity securities of the Issuer or any other business combination or similar transaction;

•

solicit any proxy or other authority to vote or conduct any other referendum with respect to the voting securities of the Issuer, become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A under the Act) or knowingly assist any person in any “solicitation” or any proxy, in each case other than to effect the election of its designees to the Board pursuant to the terms of the Shareholder Agreement;

•

form or knowingly participate in any partnership, limited partnership, syndicate or group (within the meaning of Section 13(d)(3) of the Act) with respect to voting securities of the Issuer, or otherwise act, alone or in concert, to seek to control the Issuer’s policies or management or other than pursuant to the Shareholder Agreement, seek to remove any member of the Board or obtain representation on the Board;

CUSIP No. 92645B 103	Page 9 of 14 Pages

•

grant any proxy to vote at a meeting of the Issuer’s stockholders or deposit any voting securities of the Issuer in any voting trust or subject any voting securities of the Issuer to any voting agreement (subject to certain exceptions);

•

engage in certain public proposals to amend the foregoing standstill provisions in the Shareholder Agreement or make public statements that would require the Issuer to make a public announcement regarding the standstill provisions in the Shareholder Agreement; or

•

enter into any discussion, negotiation, agreement, arrangement or understanding concerning any of the above or knowingly encourage, knowingly assist, solicit, seek, or seek to cause any person to undertake any action inconsistent with the standstill provisions in the Shareholder Agreement.

Ownership Limitations

During the Standstill Period, subject to certain exceptions, Amundi AM will be prohibited from acquiring voting securities of the Issuer in excess of 4.9%. Subject to certain exceptions, after the Standstill Period and subject to the receipt of a non-control determination as described below (for so long as Amundi AM and its affiliates are subject to the BHC Act), Amundi AM will be prohibited from acquiring voting securities of the Issuer in excess of (i) 10.1% of the voting securities of the Issuer from the expiration of the Standstill Period until the fifth anniversary of the closing, (ii) 14.9% of the voting securities of the Issuer from the fifth anniversary until the seventh anniversary of the closing, and (iii) 19.9% of the voting securities of the Issuer thereafter (unless Amundi AM receives a legal opinion with respect to the acquisition of 24.9% of the voting securities not resulting in an “assignment” of the Issuer’s investment advisory contracts for purposes of the Investment Advisers Act of 1940 or for purposes of the Investment Company Act of 1940, in form and substance, reasonably satisfactory to the Issuer, in which case Amundi AM may acquire up to 24.9% of the voting securities of the Issuer after the seventh anniversary of the closing). As noted above, for so long as Amundi AM and its affiliates are subject to the BHC Act, Amundi AM may only acquire voting securities that represent more than 4.9% of a class of voting securities (subject to the limitations described in the prior sentence) if Amundi AM obtains a determination from the Board of Governors of the Federal Reserve System that such acquisition would not constitute “control”, or trigger any presumption of “control”, for purposes of the BHC Act, and Amundi AM will be prohibited from holding an economic stake in the Issuer in excess of 33.3% of the “total equity” (as calculated under 12 C.F.R. 225.34) of the Issuer. Notwithstanding the foregoing ownership restrictions, at any time following the Standstill Period, Amundi AM may (a) make an offer to acquire a majority (or more) of any class of the Issuer’s capital stock (whether by merger, consolidation, stock purchase or otherwise), (b) propose or initiate a tender or exchange offer involving equity securities of the Issuer or any other business combination, including an acquisition, merger, recapitalization, restructuring or similar transaction that would result in Amundi AM owning a majority (or more) of any class of the Issuer’s capital stock, or (c) execute and consummate any of the transactions described in (a) and (b), and in connection with the consummation of any such acquisition the foregoing ownership restrictions will terminate.

Board Representation

Under the terms of the Shareholder Agreement, (a) for so long as Amundi AM, together with its permitted transferees, owns at least 50% of the Acquired Shares (without giving effect to certain sales by Amundi AM), Amundi AM will have the right to require the Issuer to nominate and use reasonable best efforts (subject to applicable law and the exercise of fiduciary duties) to have two (2) individuals designated by Amundi AM elected to the Board and (b) for so long as Amundi AM, together with its permitted transferees, owns at least 33% but less than 50% of the Acquired Shares (without giving effect to certain sales by Amundi AM), Amundi AM will have the right to require the Issuer to nominate and use reasonable

CUSIP No. 92645B 103	Page 10 of 14 Pages

best efforts (subject to applicable law and the exercise of fiduciary duties) to have one (1) individual designated by Amundi AM elected to the Board, in each case subject to certain adjustments as contemplated in the Shareholder Agreement for any increases or decreases to the size of the Board to maintain the same proportionate level of board nomination rights. For so long as Amundi AM has the right to nominate two directors to the Board, the Issuer will not be permitted to decrease the size of the Board below eight members.

Consent Right and Corporate Opportunity Waiver

Subject to Amundi AM and its permitted transferees maintaining ownership of the Acquired Shares at certain levels, the Issuer may not take certain actions without the approval of Amundi AM, including with respect to (i) the Issuer’s organizational documents and (ii) transactions with certain affiliates. Further, the Shareholder Agreement includes a corporate opportunity waiver for the benefit of Amundi AM, its affiliates and their directors, officers, employees and other representatives.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In addition to the foregoing, Amundi AM and the Issuer are parties to two 15-year term distribution and services agreements which will become effective upon the closing of the transaction. The distribution and services agreements provide for, among other things, Amundi AM to distribute the Issuer’s investment products and services outside of the United States and the Issuer to distribute Amundi AM’s investment products and services in the United States.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement, dated July 15, 2024.

Exhibit 2	Contribution Agreement, dated July 8, 2024, filed as Exhibit 2.1 to the Issuer’s Form 8-K, filed by the Issuer on July 12, 2024.

Exhibit 3	Voting Agreement, dated as of July 8, 2024.

Exhibit 4	Voting Agreement, dated as of July 8, 2024, filed as Exhibit 99.4 to the ESC’s Schedule 13D/A filed by the ESC on July 10, 2024.

CUSIP No. 92645B 103	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: July 15, 2024

AMUNDI S.A.

By:	/s/ Nicolas Calcoen
Name: Nicolas Calcoen
Title: Deputy Chief Executive Officer

AMUNDI ASSET MANAGEMENT S.A.S.

By:	/s/ Nicolas Calcoen
Name: Nicolas Calcoen
Title: Deputy Chief Executive Officer

CUSIP No. 92645B 103	Page 12 of 14 Pages

SCHEDULE A

Directors and Executive Officers of

Amundi S.A.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Amundi are set forth below.

Directors

Name	Business Address	Present Principal Occupation	Citizenship
Philippe Brassac	12 place des Etats-Unis 92127 Montrouge Cedex, France	Chief Executive Officer Crédit Agricole S.A., Bank and insurance Group	France

Virginie Cayatte	10 place du Général de Gaulle 92160 Antony, France	Group Chief Financial Officer Adisseo France (AFSAS)	France

Bénédicte Chrétien	12 place des Etats-Unis 92127 Montrouge Cedex, France	Group Human Resources Director Crédit Agricole S.A., Bank and insurance Group	France

Laurence Danon	1 rue d’Anjou 75008 Paris, France	Chairman Primerose	France

Patrice Gentié	106 Quai de Bacalan 33300 Bordeaux, France	[Manager of his family vine nursery business and] President of the Credit Agricole Regional Bank d’ Aquitaine	France

Gérald Grégoire	12 place des Etats-Unis 92127 Montrouge Cedex, France	Deputy General Manager in charge of Client and Development Division Crédit Agricole S.A., Bank and insurance Group	France

Christine Grillet	11 avenue Elisée Cusenier 25000 Besançon, France	[Farmer and] President of the Credit Agricole Regional Bank de Franche-Comté	France

Michèle Guibert	La Croix Tual 22440 Ploufragan, France	Chief Executive Officer of the Crédit Agricole Regional Bank des Côtes d’Armor	France

Robert Leblanc	82 rue du Ranelagh 75016 Paris, France	Manager RL Conseil, Consulting Firm	France

Hélène Molinari	19 bis rue des poissonniers 92200 Neuilly-sur-Seine, France	Chairman SUMus	France

CUSIP No. 92645B 103	Page 13 of 14 Pages

Christian Rouchon	Avenue de Montpellieret Maurin 34977 Lattes Cedex, France	Chief Executive Officer of the Crédit Agricole Regional Bank du Languedoc	France

Nathalie Wright	91-93 Boulevard Pasteur 75015 Paris, France	Member of Boards Amundi S.A.	France

Joseph Ouedraogo	91-93 Boulevard Pasteur 75015 Paris, France	Market Risk Project Manager Amundi Asset Management S.A.S.	France

Executive Officers

Name	Business Address	Present Principal Occupation	Citizenship

Valérie Baudson	91-93 Boulevard Pasteur 75015 Paris, France	Chief Executive Officer Amundi S.A.	France

Nicolas Calcoen	91-93 Boulevard Pasteur 75015 Paris, France	Deputy Chief Executive Officer Amundi S.A.	France

Jean-Jacques Barbéris	91-93 Boulevard Pasteur 75015 Paris, France	Head of Institutional and Corporate Clients Division and ESG Amundi S.A.	France

Céline Boyer-Chammard	91-93 Boulevard Pasteur 75015 Paris, France	Head of Sustainable Transformation and Organization Amundi S.A.	France

Dominique Carrel-Billiard	91-93 Boulevard Pasteur 75015 Paris, France	Head of Real Assets and Alternatives Amundi S.A.	France

Matteo Germano	91-93 Boulevard Pasteur 75015 Paris, France	Deputy Chief Investment Officer Amundi S.A.	Italy

Guillaume Lesage	91-93 Boulevard Pasteur 75015 Paris, France	Chief Operating Officer Amundi S.A.	France

Olivier Mariée	91-93 Boulevard Pasteur 75015 Paris, France	Head of JVs supervision Amundi S.A.	France

Vincent Mortier	91-93 Boulevard Pasteur 75015 Paris, France	Chief Investment Officer Amundi S.A.	France

Isabelle Senéterre	91-93 Boulevard Pasteur 75015 Paris, France	Head of Human Resources Amundi S.A.	France

Cinzia Tagliabue	91-93 Boulevard Pasteur 75015 Paris, France	Head of International Partners Networks Division Amundi S.A.	France

CUSIP No. 92645B 103	Page 14 of 14 Pages

Benoît Tassou	91-93 Boulevard Pasteur 75015 Paris, France	Head of French Partners Networks Division Amundi S.A.	France

Eric Vandamme	91-93 Boulevard Pasteur 75015 Paris, France	Chief Risk Officer Amundi S.A.	France

Fannie Wurtz	91-93 Boulevard Pasteur 75015 Paris, France	Head of Distribution & Wealth Division Amundi S.A.	France